WHX CORP. COMMENCES TENDER OFFER AT $40 PER SHARE
            FOR DYNAMICS CORP. OF AMERICA; INTENDS TO SOLICIT PROXIES
                               FOR ANNUAL MEETING


         New York--March 31, 1997--WHX Corporation (NYSE: WHX) announced that its wholly-owned subsidiary SB Acquisition Corp. is commencing today a cash tender offer at $40 per share of common stock of Dynamics Corp. of America
(NYSE: DYA). The offer is initially set for that percentage of shares, which together with the shares already owned by WHX, equals 19.9% of the outstanding shares of common stock. In the event Dynamics Corp. of America amends its "poison pill" rights agreement to reduce below 20% the ownership level at which a shareholder becomes an acquiring person, then the percentage to be bought in the tender offer will be automatically reduced by a commensurate amount. Based on publicly available information and after taking into account the 109,600 shares of common stock (approximately 2.9%) which WHX already owns, the number of shares to be purchased in the offer is currently up to 649,000.

         The tender offer is not subject to any minimum number of shares being tendered, nor is it subject to financing. As of December 31, 1996, WHX had over $400 million of available cash and cash equivalents. The expiration, proration and withdrawal dates for the tender offer are 12:00 midnight, New York City time, on Tuesday, April 29, 1997.

         Late last week WHX sent a letter to Dynamics Corp. of America proposing a cash merger at $40 per share, giving the merger transaction a value of approximately $160 million. In that proposal, WHX stated that it was prepared to increase its offer if additional information which may be provided by Dynamics Corp. of America demonstrates that a higher price is warranted. Furthermore, WHX stated that it has no interest in increasing the equity stake which Dynamics Corp. of America holds in CTS Corporation (NYSE: CTS) or in changing the nature of the current relationship between those two companies.

         In addition to commencing the tender offer, WHX intends to solicit proxies from shareholders for the annual meeting of Dynamics Corp. of America, scheduled to be held on May 2, 1997, to (1) elect four nominees, which would constitute a majority of the board, and (2) adopt shareholder by-laws which will permit holders of at least 9.9% of the outstanding common stock to call a special meeting and will permit the removal of directors at any time without cause. WHX will furnish stockholders with a written proxy
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statement  at the  earliest  practicable  date  in  accordance  with  applicable regulations.

         Following completion of the tender offer or the election of its nominees to the board of directors of Dynamics Corp. of America, WHX intends to take all appropriate actions which are necessary to expeditiously complete a cash merger in which all stockholders receive $40 per share.

         In order to enable WHX to vote the shares of common stock acquired in the tender offer at the upcoming annual meeting of Dynamics Corp. of America, shares will not be deemed to be duly tendered, and will not be accepted for purchase, unless that are tendered by holders as of the March 14, 1997 record date for the annual meeting, or they are accompanied by an irrevocable proxy from a holder as of that date.

         Georgeson & Co. is acting as information agent for WHX in the tender offer. There is no dealer manager.


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